Robinhood Ventures: Investor Interview Videos

February 18, 2025

Video : Interview with Brad Gerstner

- Live date: 2/19 or 2/20/26
- Video link:
  - 16x9
- Title: Inside Robinhood Ventures Fund I: Brad Gerstner in Conversation with Vlad Tenev and Shiv Verma
- Description:

  In this special conversation, Brad Gerstner — Founder and CEO of Altimeter Capital — sits down with Robinhood Markets CEO Vlad Tenev and President of Robinhood Ventures Shiv Verma to discuss the vision behind Robinhood Ventures Fund I and answer key questions about the opportunity.

  Learn more about the strategy, structure, and long-term ambition of RVI — and how we're working to broaden access to private market innovation.

  #Robinhood #RobinhoodVentures #PrivateMarkets #Investing

This presentation has been made available to you with the consent of Robinhood Ventures Fund I ("RVI" or the "Fund"). RVI has filed a registration statement (including a preliminary prospectus) on Form N-2 (File No. 333-290253) with the Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in that registration statement and other documents RVI has filed with the SEC for more complete information about RVI and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of RVI before investing. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This presentation has been distributed for informational purposes only and should not be considered as investment advice or a recommendation of any particular security, strategy or investment product.

Brad Gerstner and Altimeter Capital Management, LP and its affiliates (collectively, "Altimeter") have invested in certain of RVI's portfolio companies and may seek to invest in or do business

with the Fund or with certain of the Fund’s portfolio companies. As a result, investors should be aware that Mr. Gerstner may have a conflict of interest that could affect the objectivity of this presentation. Views and opinions expressed by Mr. Gerstner are his own and do not necessarily reflect those of the Fund, the Adviser, or their affiliates.

This presentation contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue,” or the negative of these words or other similar terms or expressions that concern RVI’s expectations, strategy, plans or intentions. Forward-looking statements contained in this presentation include, but are not limited to, statements about RVI’s investment objectives, RVI’s intent to hold a concentrated portfolio of private companies at the frontiers of their respective industries, RVI’s intent to hold these companies for the long term and whether any of RVI’s portfolio companies will themselves conduct an IPO. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions, and you should not place undue reliance on these forward-looking statements. RVI undertakes no obligation to update any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in expectations, except as required by law.

The Fund pays the Adviser a Management Fee calculated and payable quarterly at the annual rate of 2.00% of the value of the Fund's Net Assets as of the end of each quarter. “Net Assets” means the total assets of the Fund minus the Fund's liabilities. For purposes of determining the Management Fee payable to the Adviser, the Fund's Net Assets will be calculated prior to the reduction for any fees and expenses of the Fund for that quarter, including, without limitation, the Management Fee and/or any distributions by the Fund. The Adviser has contractually agreed to reduce its Management Fee to an annual rate of 1.00% for a six-month period following the Fund’s initial public offering (the “Management Fee Waiver Agreement”). Unless the Management Fee Waiver Agreement is otherwise extended by agreement between the Fund and the Adviser, the Management Fee payable by the Fund upon conclusion of the six-month term will be at the annual rate of 2.00%. The Adviser may not terminate the Management Fee Waiver Agreement during its six-month term and the amounts waived are not subject to recoupment.

The Fund will also bear additional fees and expenses including, without limitation, those associated with the organization, offering, and ongoing operation of the Fund, as well as those imposed by any special purpose vehicles through which the Fund gains indirect exposure to investments. These fees and expenses are in addition to the Management Fee, and will reduce the value of the Fund's Net Assets.

An investment in the Fund is speculative and involves a high degree of risk with substantial risk of loss.

RVI is a newly organized, non-diversified closed-end fund investing in a concentrated portfolio of private "Frontier Companies." This investment strategy entails limited information, illiquidity, valuation uncertainty, and risk of loss; shares and the value of the Fund's Net Assets may be volatile and shares may trade at a discount or premium, and exposures may be via illiquid private vehicles with capital calls and extra fees. The Fund may use leverage, has limited operating history, and does not anticipate that it will pay dividends on a quarterly basis or become a predictable distributor of dividends, all of which can reduce or delay returns.

A "Frontier Company" means a private company that, in the Adviser's view, is a best-in-class, growing business operating at the cutting edge of its sector or industry. A company is "best-in-class" if the Adviser believes it has one or more competitive advantages relative to other companies in its sector.

Closed-end funds differ from open-end funds in that closed-end funds do not redeem their shares at the request of an investor. No shareholder has the right to require the Fund to redeem his, her or its shares. While the Fund's shares are expected to be listed on an exchange, an active public market for the shares may not develop. As a result, shareholders may not be able to liquidate their investment. Accordingly, shareholders should consider that they may not have access to the funds they invest in the Fund for an indefinite period of time.

There is no assurance that the private companies in which the Fund invests will ever have a liquidity event.

Robinhood Ventures is the investment adviser for RVI. Robinhood Ventures is the dba name for Robinhood Ventures DE, LLC ("RHV" or "Adviser"). RHV is a wholly owned subsidiary of Robinhood Markets, Inc.